AEP Texas Central Transition Funding II

539 N. Carancahua St., Suite 1700

Corpus Christi, Texas, 78478

August 21, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Sara Kalin, Branch Chief

Re:	AEP Texas Central Transition Funding II LLC (“TCC Funding II”)
Registration Statement on Form S-3 Filed June 27, 2006
File Nos. 333-135370 and 333-135370-01 (the “Registration Statement”)

Dear Ms. Kalin:

Pursuant to Rule 477 of the Securities Act, we hereby request withdrawal of the Registration Statement referred to above. The Registration Statement was originally filed on June 27, 2006, with TCC Funding II as the sole registrant, and an amendment was filed on August 3, 2006 in order to, among other things, add AEP Texas Central Company as a co-registrant. The Registration Statement has never been declared effective and no securities have been sold in connection with the Registration Statement. In response to comments from the SEC, a substitute identical registration statement on Form S-3 has been filed on this date which identifies AEP Texas Central Company as the sole registrant and TCC Funding II as the issuing entity.

Any questions or comments regarding this filing should be directed to our counsel, Kevin J. Hochberg, at Sidley Austin LLP, at 312-853-2085.

Sincerely,

AEP Texas Central Transition Funding II

By:	/s/ Stephan T. Haynes
Stephan T. Haynes
Manager

AEP Texas Central Company

By:	/s/ Stephan T. Haynes
Stephan T. Haynes
Assistant Treasurer

cc:	Kevin J. Hochberg
Dean Criddle